                                                                     EXHIBIT 99


             CAUTIONARY STATEMENT UNDER SAFE HARBOR PROVISIONS OF
             THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Lance, Inc. (the Company), from time to time, makes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which may be written or oral, reflect expectations of management of the Company at the time such statements are made. The Company is filing this cautionary statement to identify certain important factors that could cause the Company's actual results to differ materially from those in any forward-looking statements made by or on behalf of the Company.

Price Competition and Consolidation

     The sales of most of the Company's products are subject to intense competition primarily through discounting and other price cutting techniques by competitors, many of whom are significantly larger and have greater resources than the Company. In addition, there is a continuing consolidation by the major companies in the snack food industry which could increase competition.

Raw Materials

     The Company's cost of sales can be adversely impacted by changes in the cost of raw materials, principally flour, peanuts and peanut butter. While the Company obtains substantial commitments for the future delivery of certain of its raw materials and engages in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials could adversely impact the Company's cost of sales.

Sales Growth

     The Company's plans for profitable sales growth depend upon the ability of the Company to develop and execute effective marketing and sales strategies for its products.

     There are other important factors not described above which could also cause actual results to differ materially from those in any forward-looking statement made by or on behalf of the Company.